Exhibit 4.8

TMX, NYSE – HBM

2014 No. 1

25 York Street, Suite 800 Toronto, Ontario Canada M5J 2V5 tel 416 362-8181 fax 416 362-7844 hudbayminerals.com	News Release

Hudbay Announces 2014 Production Guidance and Capital and Exploration Expenditure Forecasts

Summary

•                  Capital investment forecast of approximately $1.0 billion, including $904 million in growth initiatives

•                  Exploration budget of $20.4 million, focused on development of an underground exploration drift at the Lalor mine and other exploration near existing and planned processing infrastructure in Manitoba and Peru

•                  Commercial production from the Reed mine expected in the first half of 2014 and commercial production from the main production shaft at the Lalor project expected to be declared in the second half of 2014

•                  The production schedule for the Constancia project is unchanged with initial production expected in late 2014 and commercial production projected for the second quarter of 2015

•                  Contained metal in concentrate production across all key metals is expected to increase over 2013 levels due to the full year of production expected from the Reed mine and initial production expected from the completed production shaft at Lalor and the Constancia project

Toronto,  Ontario,  January  8,  2014  –  HudBay  Minerals  Inc.  (“Hudbay”  or  the  “company”)  (TSX, NYSE:HBM) today released its production guidance along with its exploration and capital expenditure forecasts for 2014.

Contained Metal in Domestic
Concentrate[1]		2014 Guidance	2013 Production	2013 Guidance

Copper[2]	Tonnes	41,000 – 55,000	29,930	33,000 – 38,000
Zinc[2]	Tonnes	87,000 – 105,000	86,527	85,000 – 100,000
Precious Metals[2,3]	Ounces	101,000 – 123,000	91,258	85,000 – 105,000

1 Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms. Amounts for 2013 and 2014 include pre- commercial production volumes for Lalor, Reed and Constancia.

2 Includes 100% of Reed mine production

3 Precious metals production includes gold and silver production. Silver converted to gold at a ratio of 50:1 for 2013 and 2014 guidance. For 2013 production, silver converted to gold at 64:1, based on estimated 2013 realized sales prices.

Lalor

The company has invested approximately $412 million at the Lalor project to November 30, 2013 and has entered into an additional $42 million in commitments. The Lalor underground mine remains on schedule and on budget. Underground project development has continued, with completion of the excavation of the production shaft to the 985 metre level. Initial steel guide installation is planned for January 2014. Receipt of the Environmental Act licence, which permits mining from the production shaft, is expected in the ordinary course.

The company is investing $9 million at its existing Snow Lake concentrator to refurbish equipment and facilities and double production capacity to approximately 2,700 tonnes per day by mid-2014, when the production shaft at Lalor is being commissioned. This investment has enabled the deferral of construction of the new Lalor concentrator until 2015. The company has allocated $10.5 million of Lalor’s $75 million growth capital budget to continue with engineering and optimization work for the new concentrator during 2014.

Constancia

At Constancia, detailed engineering and procurement were completed during 2013 and the project is over 56% complete to December 31, 2013. Of the total project capital budget of US$1.7 billion, Hudbay has incurred approximately US$932 million in costs to November 30, 2013 and has entered into an additional US$305 million in commitments.

Hudbay is continuing construction activities on the power transmission line from Tintaya to Constancia, with preliminary agreements securing approximately 90% of the land access rights for pylon construction and civil foundations completed on 55% of the tower sites. Mine equipment is being delivered to site on schedule and major haul trucks are currently being assembled. Two of the three hydraulic shovels are in Peru with one assembled and one currently being constructed. All of the mill sections have been delivered to site. Both ball mills have been assembled through trunnions and one SAG mill shell is currently being assembled with the head ends currently being attached. Assembly and installation of the float cells is almost complete with three shells remaining. Hudbay is conducting steel erection at the plant site and productivity is advancing well. Water capture for operations began in December 2013.  Foundation work and dam construction on the east tailings facility are underway and on schedule. Bog removal in the tailings facility continues with good productivity and volume assumptions are in line with expectations.

In accordance with the agreements Hudbay has entered into with local communities, the company has delivered new homes to 29 of 36 families and has constructed a total of 32 homes. The relocation of these families is in progress. Negotiations to secure surface rights over the Pampacancha deposit are expected to commence in the near future.

Hudbay has received approval of all required construction permits. It has also obtained approval for the early refund of value added tax on purchases with retroactive effect to December 2012. In the third quarter Hudbay received approval of its Environmental and Social Impact Assessment (ESIA) Modification 1 and submitted an application for a second amendment to the ESIA in December 2013, which would cover the final project configuration and permit the incorporation of Pampacancha into the mine plan. An amendment to the mine permit to allow for mining in accordance with ESIA Modification 1 was approved in December 2013. Also in December 2013, Hudbay entered into a 15-year tax and fiscal stability agreement with the government of Peru. All permitting remains on schedule.

Reed

Of Hudbay’s $72 million estimated capital construction budget, the company has invested approximately $59 million on the project to November 30, 2013 and has entered into an additional $5 million in commitments. As of November 30, 2013, project development has advanced 1,662 metres with an additional 417 metres of pre-production development for a total 2,079 metres of advancement.

Initial production was achieved during September 2013. The project is on budget and on schedule and is expected to reach commercial production by the second quarter of 2014.

Capital Expenditures	2014 Forecast
C$ Millions

Growth
Lalor	75
Constancia	714
Reed	5
Capitalized Interest and Other	110
Total Growth Capital	904
Sustaining	110
Total Capital Expenditures	1,014

Exploration Budget

Hudbay has budgeted exploration expenditures of $20.4 million which is almost entirely devoted to brownfield opportunities near the company’s existing deposits. A key component of this will be the development of the 955-1025 metre level exploration drift at Lalor during the second half of 2014, which is expected to enable tighter-spaced drilling to upgrade known inferred resources and to test the down plunge exploration potential of the gold and copper-gold zones. Underground exploration drilling at 777 will also continue with the objective of extending the mine life beyond 2021.

In Peru, Hudbay expects to continue exploration activities on the porphyry and skarn mineralization potential of its property near the Constancia deposit. Geophysical activities are currently underway to help define new areas of activity for 2014.

Total Exploration Expenditures	2014 Budget
C$ Millions

Manitoba	15.8
Peru	2.1
Other	2.5
Total Exploration Expenditures	20.4
Manitoba Capitalized Spending	(10.6)
Total Exploration Expense	9.8

2014 Production and Unit Cost Guidance By Region

	Flin Flon Operations		Snow Lake Operations	Peru Operations
	777 and Reed		Lalor	Constancia	Total

Contained Metal in Concentrate Produced[1]
Copper (tonnes)	33,000 – 41,000	[2]	3,000 – 4,000	5,000 – 10,000	41,000 – 55,000
Zinc (tonnes)	50,000 – 60,000	[2]	37,000 – 45,000		87,000 – 105,000
Precious Metals (ounces)[3]	73,000 – 88,000	[2]	26,000 – 32,000	2,000 – 3,000	101,000 – 123,000
Combined mine and mill unit operating costs ($/tonne ore processed)[4]	54 - 66		102 -124	See Note 4

1 Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms. Production volumes include anticipated pre-commercial production amounts from Lalor, Reed and Constancia.

2 Includes 100% of Reed mine production

3 Precious metals production includes gold and silver production. Silver converted to gold at a ratio of 50:1 for 2014 guidance.

4 Reflects combined mine and mill costs per tonne of milled ore. Excludes mine and mill costs and tonnes associated with pre-commercial production mine output from Reed and Lalor in 2014. Constancia unit costs not included as the mine is not expected to be in commercial production during 2014.

Metal production in any particular quarter may vary from the annual guidance rate based on variations in grades and recoveries due to the areas mined in that quarter and other factors. Mining and processing costs in any particular quarter can also vary from the annual guidance rate above based on a variety of factors including the scheduling of maintenance events and seasonal heating requirements. Metal production and costs will also vary from quarter to quarter due to the ramp up of operations at the company’s new mines. As in past years, costs in the first and fourth quarters are expected to be higher at the company’s Manitoba operations due to additional heating and other seasonal costs.

2014 Production and Unit Cost Guidance Flin Flon Zinc Plant

Zinc concentrate treated	195,000 – 225,000 tonnes
Recovery	97%
Zinc metal produced	100,000 – 110,000 tonnes

Unit Operating Costs[1]	C$0.30 - $0.37/lb

1 Forecast unit operating costs are calculated on the same basis as reported unit operating costs in Hudbay’s quarterly and annual management’s discussion and analysis.

Hudbay’s domestic zinc concentrate production in 2014 is expected to result in zinc plant production levels above 2013 results due to higher domestic zinc concentrate production and the availability of third party purchased concentrate. Operating costs at the zinc plant in 2014 are expected to be comparable to 2013 levels.

Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information.

Forward-looking information includes information that relates to, among other things, our objectives, strategies, and intentions and future financial and operating performance and prospects. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should” or “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions).

Forward-looking information includes, but is not limited to, the production, cost and capital and exploration guidance contained in this news release, continued production at Hudbay’s 777, Lalor and Reed mines, continued processing at the company’s Flin Flon concentrator, Snow Lake concentrator and Flin Flon zinc plant, Hudbay’s ability to develop its Lalor, Constancia and Reed projects and the anticipated scope and cost of and development plans for, these projects, including expected production from the main production shaft at Lalor, refurbishment of the Snow Lake concentrator and deferral of construction of the new Lalor concentrator, expected initial production from the Constancia project and expected commercial production at the Reed mine, anticipated timing of Hudbay’s projects and events that may affect the company’s projects, Hudbay’s expectation that it will receive the remaining deposit payments under the amended precious metals stream transaction with Silver Wheaton Corp. and funding under Hudbay’s equipment financing transaction with Cat Financial, the anticipated effect of external factors on revenue, such as commodity prices, anticipated exploration and development expenditures and activities and the possible success of such activities, estimation of mineral reserves and resources, mine life projections, timing and amount of estimated future production, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies.

Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

•                  the success of mining, processing, exploration and development activities;

•                  the accuracy of geological, mining and metallurgical estimates;

•                  the costs of production;

•                  the supply and demand for metals Hudbay produces;

•                  no significant and continuing adverse changes in financial markets, including commodity prices and foreign exchange rates;

•                  the supply and availability of concentrate for Hudbay’s processing facilities;

•                  the supply and availability of reagents for Hudbay’s concentrators;

•                  the availability of third party processing facilities for Hudbay’s concentrate;

•                  the supply and availability of all forms of energy and fuels at reasonable prices;

•                  the availability of transportation services at reasonable prices;

•                  no significant unanticipated operational or technical difficulties;

•                  the availability of financing for Hudbay’s exploration and development projects and activities;

•                  the ability to complete project targets on time and on budget and other events that may affect Hudbay’s ability to develop its projects;

•                  the timing and receipt of various regulatory and governmental approvals;

•                  the availability of personnel for Hudbay’s exploration, development and operational projects and ongoing employee relations;

•                  the company’s ability to secure required land rights to complete the Constancia project;

•                  maintaining good relations with the communities in which Hudbay operates, including the communities surrounding the company’s Constancia project and First Nations communities surrounding the company’s Lalor and Reed projects;

•                  no significant unanticipated challenges with stakeholders at Hudbay’s various projects;

•                  no significant unanticipated events relating to regulatory, environmental, health and safety matters;

•                  no contests over title to Hudbay’s properties, including as a result of rights or claimed rights of aboriginal peoples;

•                  the timing and possible outcome of pending litigation and no significant unanticipated litigation;

•                  certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and

•                  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of the company’s projects (including the impact on project cost and schedule of construction delays and unforeseen risks and other factors beyond our control), depletion of its reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect our ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay’s ability to comply with the company’s pension and other post-retirement obligations, Hudbay’s ability to abide by the covenants in the company’s debt instruments, as well as the risks discussed under the heading “Risk Factors” in Hudbay’s most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law. All of the forward-looking information in this news release is qualified by this cautionary statement.

Note to United States Investors

Information concerning Hudbay’s mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (“SEC”) Industry Guide 7. Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the United States Industry Guide 7 definition of “Reserve”. In accordance with NI 43-101 of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. You should consider closely the disclosure on the technical terms in Schedule A “Glossary of Mining Terms” of Hudbay’s annual information form for the fiscal year ended December 31, 2012, available on SEDAR at  www.sedar.com and incorporated by reference as Exhibit 99.1 in Hudbay’s Form 40-F dated March 28, 2013 (File No. 001-34244).

About Hudbay

Hudbay (TSX, NYSE: HBM) is a Canadian integrated mining company with assets in North and South America principally focused on the discovery, production and marketing of base and precious metals. Hudbay’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, Hudbay is committed to high standards of corporate governance and sustainability. Further information about Hudbay can be found on www.hudbayminerals.com.

For further information, please contact:

David Bryson

Senior Vice President and Chief Financial Officer

(416) 362-4759

investor.relations@hudbayminerals.com